EXHIBIT 21.1

Subsidiaries of Registrant

Name	State of Organization
CreditComm Services LLC	Delaware
Intersections Health Services, Inc.	Delaware
Intersections Services Inc.	Canada
American Background Information Services, Inc.	Virginia